Vycor Medical, Inc.

6401 Congress Ave. Suite 140

Boca Raton, FL 33487

August 22, 2012

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Vycor Medical, Inc.—Post Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-149782)--Form AW - Application for Withdrawal of Amendment

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Vycor Medical, Inc. (the “Registrant”), hereby requests the immediate withdrawal of its Post Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-149782) (the “Amendment”) filed with the Securities and Exchange Commission on August 22, 2012.  The Amendment was incorrectly filed as form type S-1/A, and should instead have been filed as form type POS AM.

Accordingly, the Registrant is requesting that the Amendment (Accession No. 0001145443-12-001000), be withdrawn, and is re-filing an identical Post Effective Amendment No. 1 to Registration Statement on Form S-1 that will be correctly labeled as a POS AM.

The Company confirms that no securities have been sold pursuant to the Amendment.

If you have questions regarding our request for withdrawal, please contact Robert Diener, Esq. at (310) 396-1691.

Sincerely,

VYCOR MEDICAL, INC.

By: /s/  David Cantor

Name: David Cantor

Title: President